Exhibit 3.1

AMENDMENT TO AMENDED AND

RESTATED ARTICLES OF INCORPORATION

OF

CELL THERAPEUTICS, INC.

Pursuant to the Washington Business Corporation Act, Chapter 23B.10, the undersigned officer of Cell Therapeutics, Inc., a Washington corporation (hereinafter called the “Corporation”), does hereby submit for filing these Articles of Amendment:

FIRST: The name of the Corporation is Cell Therapeutics, Inc.

SECOND: This amendment to the Amended and Restated Articles of Incorporation (the “Restated Articles”) was approved by the Board of Directors of the Corporation on April 1, 2011.

THIRD: This amendment to the Restated Articles was duly approved by the shareholders of the Corporation on June 17, 2011 in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

FOURTH: Section 1 of Article II of the Restated Articles is amended to read in its entirety as follows:

“ARTICLE II

Authorized Capital Stock

1. Classes. The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation shall have authority to issue shall be Two Hundred Eighty-Four Million Nine Hundred Ninety-Nine Thousand Nine Hundred Ninety-Nine (284,999,999); the total number of authorized shares of Common Stock shall be Two Hundred Eighty-Three Million Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three (283,333,333); and the total number of authorized shares of Preferred Stock shall be One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six (1,666,666).”

* * *

I certify that I am a duly appointed and incumbent officer of the above named Corporation and I am authorized to execute this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation.

EXECUTED this 17th day of June 2011.

CELL THERAPEUTICS, INC., a Washington Corporation

By:	/s/ JAMES A. BIANCO, M.D.
James A. Bianco, M.D.
Chief Executive Officer